# PAYROLL4FREE.COM, INC.
## Cash Flow Summary
## For the 1 month(s) ended December 31, 2023

| Description | Current Period | Year to Date |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income | 25,166.68 | (302,249.51) |
| Accounts Receivable | 105.00 | 861.84 |
| Accounts Payable | 24,037.40 | 228,049.27 |
| Accrued Expenses | (1,929.11) | (5,667.39) |
| **Net Cash provided by (used in) operations** | 47,379.97 | (79,005.79) |
| | | |
| **Cash flows from investing activities** | | |
| *Proceeds From:* | | |
| *User For:* | | |
| **Net cash provided by (used in) investing** | 0.00 | 0.00 |
| | | |
| **Cash Flows from financing activities** | | |
| *Proceeds From:* | | |
| Other Long Term Liabilities | 15,044.03 | 123,524.85 |
| Equity Other | 0.00 | 193,092.77 |
| *User For:* | | |
| Other Long Term Liabilities | (1,011.00) | (105,889.65) |
| Equity Other | 0.00 | (1.85) |
| **Net cash provided by (used in) financing** | 14,033.03 | 210,726.12 |
| | | |
| Net increase (decrease) in cash | 61,413.00 | 131,720.33 |
| | | |
| Cash Balance at Beg of Period | 13,448.94 | 45,641.61 |
| Cash Balance at End of Period | 62,861.94 | 62,861.94 |